

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2019

Robert W. Drummond
Chief Executive Officer and Director
Keane Group, Inc.
1800 Post Oak Boulevard, Suite 450
Houston, TX 77056

      Re: Keane Group, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 27, 2019
          Form 10-Q for the Fiscal Quarter Ended June 30, 2019
          Filed July 31, 2019
          File No. 001-37988

Dear Mr. Drummond:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Natural Resources